Exhibit 99.1

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ARIS MINING REPORTS Q1 2026 RESULTS

Record Revenue, Cash Flow, and Adjusted Earnings with All Four Assets Advancing

Vancouver, Canada, May 6, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) announces its financial and operating results for the three months ended March 31, 2026 (Q1 2026). All amounts are in U.S. dollars unless otherwise indicated.

Q1 2026 Financial Performance

●	Production of 74.3 thousand ounces (koz) of gold, up 6% from Q4 2025.
●	Gold revenue of $364 million, up 21% from Q4 2025.
●	Adjusted EBITDA[1] of $212 million, up 26% from Q4 2025. On a trailing 12-month basis, Adjusted EBITDA[1] of $610 million.
●	Adjusted net earnings of $124 million or $0.60/share, up from $0.46/share in Q4 2025.
●	Cash balance of $472 million as of March 31, 2026, up $80 million from December 31, 2025.
●	Net debt reduced to near zero.

Neil Woodyer, Chair and CEO, commented “Supported by record financial results and strong cash generation from our operations, we advanced all four of our assets in Q1 2026. At Segovia, the ongoing ramp-up contributed to a 5% increase in production compared with Q4 2025. At Marmato, construction of the new 5,000 tonnes per day (tpd) CIP plant remains on schedule for first gold in Q4 2026, and the April 2026 decline breakthrough into the cross-cut marked an important milestone, providing direct access to the plant.

At Toroparu, the prefeasibility study is progressing well, with updated mineral resource and reserve estimates advancing to support mine schedule optimizations, and a construction decision is expected in early 2027. At Soto Norte, the submission of the environmental license application is nearing completion, alongside active engagement with the Colombian regulators to support a collaborative approach to the submission and review process.

With our producing assets delivering strong results and our growth projects continuing to advance, Aris Mining is well positioned to achieve its longer-term objective of approximately 1 million ounces of annual gold production.2 With the right assets in place, we remain focused on executing and delivering against our plans.”

	Q1 2026	Q4 2025	Q1 2025
Gold production (koz), total	74.3	69.9	54.8
Gold sold (koz), total	74.8	71.7	54.3
Segovia – AISC[1], Owner Mining ($/oz sold)	$1,492	$1,662	$1,482
Segovia – CMP[3] AISC[1] Sales Margin[1]	40%	46%	41%
EBITDA[1] (US$M)	$182	$120	$40
Adjusted EBITDA[1] (US$M)	$212	$168	$67
Adjusted EBITDA[1], last 12 months (US$M)	$610	$464	$201
Net earnings[4] (US$M)	$98 or $0.47/share	$51 or $0.25/share	$2 or $0.01/share
Adjusted earnings[4] (US$M)	$124 or $0.60/share	$94 or $0.46/share	$27 or $0.16/share
Adjusted earnings[4], last 12 months (US$M)	$337 or $1.71/share	$241 or $1.28/share	$78 or $0.46/share

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Q1 2026 Operational Performance

●	Segovia produced 66.6 koz, a 5% increase over Q4 2025.
o	Production reflected the processing of 175.4 thousand tonnes (kt) at 12.41 g/t, compared to 201.1 kt at 10.10 g/t in Q4 2025.
o	AISC margin increased 31% to $199 million from Q4 2025, supported in part by a 23% increase in average mill feed grade.
o	Owner-operated mining contributed 64% of the mill feed, while Contract Mining Partner (CMP) sourced mill feed contributed 36%, consistent with Q4 2025.
o	Owner-operated mining AISC was $1,492/oz, compared to $1,662/oz in Q4 2025, outperforming the full-year 2026 guidance range of $1,700 to $1,800/oz, primarily reflecting a 14% increase in owner-mining attributable ounces sold, driven in part by higher average grades.
o	CMP-sourced gold delivered an AISC sales margin of 40%, achieving the top-end of the full-year 2026 guidance range of 35% to 40%.
o	Combined AISC was $1,963/oz, up 4% from $1,891/oz in Q4 2025, reflecting the factors driving Owner-operated mining and CMP AISC described above.

Figure 1: Combined AISC and Realized Gold Price Trends ($/oz) – Segovia

●	Marmato produced 7.8 koz, a 16% increase over Q4 2025.

o	Production reflected the processing of 77.0 kt at 3.53 g/t, compared to 74.6 kt at 3.12 g/t in Q4 2025.
o	This increased production reflects the operating capacity of the existing flotation plant together with mill feed sourced primarily from ore development and stopes in the Bulk Mining Zone.
o	Throughput is expected to increase materially upon commissioning of the new Carbon-in-Pulp (CIP) plant later this year in the fourth quarter.
o	Aris Mining plans to exit 2026 operating the 5,000 tpd design capacity CIP plant at approximately 3,000 tpd. Production is expected to increase through 2027, with throughput increasing to approximately 4,000 tpd by mid-2027 and reaching the full 5,000 tpd by the end of 2027 when the paste backfill plant is fully commissioned.

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Project Development Highlights

●	Strong operating cash flow fully funded growth and generated $42 million in net cash flow

o	In Q1 2026, operations generated $103 million in cash flow after sustaining capital and income taxes, fully funding the Company’s growth and expansion initiatives. After expansion capital, Aris Mining generated net cash flow of $42 million. Refer to the cash-flow summary in the following sections and MD&A for additional analysis.

●	Marmato construction advancing on schedule

o	The new underground decline has now broken through into the cross-cut, marking an important milestone that provides direct access from the Bulk Mining Zone to the new 5,000 tpd CIP plant. This connection establishes an additional access and ventilation pathway, facilitates ore and waste haulage between existing and new infrastructure, and supports the initial ramp-up of mine production.

o	The main civil, mechanical, and electrical works are advancing, with foundations for the mills, tailings thickener, and leach and CIP tanks completed.

o	Construction of underground workshops, main pump station and field offices will begin in Q2 2026.

o	First gold from the new CIP plant remains on schedule for Q4 2026.

●	Toroparu Project (100% owned, Guyana)

o	Aris Mining initiated a Prefeasibility Study (PFS) last year, targeted for completion in H2 2026, to support a construction decision in early 2027.

o	Work on updated mineral resource and reserve estimates is progressing well with mine scheduling and optimizations currently underway.

o	Alongside the PFS, Aris Mining is also conducting geotechnical drilling, metallurgical test work, mining operation trade-off studies and detailed engineering to enable construction readiness by early 2027.

o	Select pre-construction activities are continuing, including construction of the bridge at the Puruni River crossing, key personnel ramp up, camp expansion and ongoing road works.

o	Preliminary Economic Assessment (PEA) completed in October 2025, outlining an attractive project with average annual gold production of 235 koz and an after-tax NPV5% of $1.8 billion, IRR of 25%, and 3.0-year payback at an assumed gold price of $3,000/oz.[5]

●	Soto Norte Project (100% owned, Colombia)

o	The studies required for submission of the environmental license application in support of the development of Soto Norte are nearing completion, supporting a targeted Q2 2026 submission.

o	Aris Mining continues active engagement with the Colombian regulators to support a collaborative approach to the environmental license submission and review process.

o	PFS completed in September 2025, demonstrating robust economics with average annual gold production (years 2 to 10) of 263 koz and an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at an assumed gold price of $2,600/oz.[6] Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with an IRR of 40%.

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o	The PFS incorporates industry-leading environmental and social design features, including a metallurgical process free of cyanide and mercury and the integration of local community miners – 750 tpd (over 20% of Soto Norte’s 3,500 tpd processing capacity) has been dedicated to local contract mining partners.

Q1 2026 Conference Call Details

Management will host a conference call on Thursday, May 7, 2026, at 6:00 am PT / 9:00 am ET / 2:00 pm GMT to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration. Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

●	Link: Webcast | Q1 2026 Conference Call

Conference Call

●	Toll-free North America: +1-833-821-0197
●	International: +1-647-846-2328

Audio Recording

●	After the call, an audio recording will be available via telephone until end of day May 14, 2026
●	Toll-free in the US and Canada: +1-855-669-9658
●	International: +1-412-317-0088; and using the access code: 7133252

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

Aris Mining's Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2026 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the TSX and NYSE under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces 7, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production2. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress to support a construction decision expected in early 2027.

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Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Endnotes

1. All references to adjusted earnings, EBITDA, adjusted EBITDA, growth capital investment, cash flow after sustaining capital and income taxes, cash costs ($ per oz) and AISC ($ per oz) are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2. Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.

3. Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners or CMPs, to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

4. Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

5. See technical report dated October 28, 2025 and entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana”. Note that this PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6. See technical report dated September 3, 2025 and entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia.”

7. Reflects expected steady-state annual gold production run-rates of approximately 300 koz at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

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Non-GAAP Measures

Cash costs & all-in sustaining cost per ounce

	For the three months ended,
Segovia	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Total gold sold (ounces)	67,709	64,456	47,390
Cost of sales[1]	116,108	103,043	67,091
Less: materials and supplies inventory provision[1]	—	(1,174)	—
Less: royalties[1]	(11,139)	(8,598)	(4,519)
Add: by-product revenue[1]	(7,449)	(5,828)	(3,073)
Total cash costs	97,520	87,443	59,499
Add: royalties[1]	11,139	8,598	4,519
Add: social contributions[1]	12,358	9,168	4,061
Add: sustaining capital expenditures and lease payments	11,917	16,654	6,336
Total AISC	132,934	121,863	74,415
AISC per ounce sold	$1,963	$1,891	$1,570
Marmato
Total gold sold (ounces)	7,134	7,261	6,891
Cost of sales[1]	23,096	21,322	15,384
Less: materials and supplies inventory provision[1]	—	(254)	—
Less: royalties[1]	(3,332)	(2,223)	(1,840)
Add: by-product revenue[1]	(306)	(1,493)	(313)
Total cash costs	19,458	17,352	13,231
Add: royalties[1]	3,332	2,223	1,840
Add: social contributions[1]	940	158	273
Add: sustaining capital expenditures	1,481	2,192	733
Total AISC	25,211	21,925	16,077
Consolidated
Total gold sold (ounces)	74,843	71,717	54,281
Cost of sales[1]	139,204	124,365	82,475
Less: materials and supplies inventory provision[1]	—	(1,428)	—
Less: royalties[1]	(14,471)	(10,821)	(6,359)
Add: by-product revenue[1]	(7,755)	(7,321)	(3,386)
Total cash costs	116,978	104,795	72,730
Add: royalties[1]	14,471	10,821	6,359
Add: social contributions[1]	13,298	9,326	4,334
Add: sustaining capital expenditures and lease payments	13,398	18,846	7,069
Total AISC	158,145	143,788	90,492
1.	As presented in the financial statements and notes thereto for the respective periods

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All-in sustaining cost per ounce – business units (Segovia)

	For the three months ended,
Segovia - Owner Mining	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Total gold sold (ounces)	45,789	40,260	40,984	32,685	26,963
Cost of sales[1]	54,858	52,773	48,502	39,532	34,799
Less: inventory provision	—	(895)	—	—	—
Less: royalties[1]	(7,805)	(5,689)	(5,000)	(3,605)	(2,783)
Add: by-product revenue[1]	(5,037)	(3,610)	(2,566)	(1,714)	(1,748)
Total cash costs	42,015	42,578	40,936	34,213	30,268
Add: royalties[1]	7,805	5,689	5,000	3,605	2,783
Add: social contributions[1]	8,660	6,058	5,155	3,366	2,501
Add: sustaining capital and lease payments	9,835	12,601	8,430	8,511	4,397
Total AISC	68,315	66,926	59,521	49,695	39,949
AISC ($/oz sold)	$1,492	$1,662	$1,452	$1,520	$1,482

Segovia - CMPs
Total gold sold (ounces)	21,920	24,196	24,596	21,066	20,427
Cost of sales[1]	61,250	50,271	44,747	37,187	32,292
Less: inventory provision	—	(279)	—	—	—
Less: royalties[1]	(3,334)	(2,909)	(2,532)	(1,934)	(1,736)
Add: by-product revenue[1]	(2,412)	(2,218)	(1,550)	(1,084)	(1,325)
Total cash costs	55,505	44,865	40,665	34,169	29,231
Add: royalties[1]	3,334	2,909	2,532	1,934	1,736
Add: social contributions[1]	3,698	3,110	2,632	1,811	1,560
Add: sustaining capital and lease payments	2,082	4,053	2,256	2,773	1,939
Total AISC	64,619	54,937	48,085	40,687	34,466
AISC ($/oz sold)	$2,948	$2,270	$1,955	$1,931	$1,687
Segovia - Combined
Total gold produced (ounces)	66,567	63,137	65,549	51,527	47,549
Total gold sold (ounces)	67,709	64,456	65,580	53,751	47,390
Gold revenue	331,611	273,127	229,116	177,551	135,310
Avg realized gold price ($/oz sold)	$4,898	$4,237	$3,494	$3,303	$2,855
Cost of sales[1]	116,108	103,043	93,249	76,719	67,091
Less: inventory provision	—	(1,174)	—	—	—
Less: royalties[1]	(11,139)	(8,598)	(7,532)	(5,539)	(4,519)
Add: by-product revenue[1]	(7,449)	(5,828)	(4,116)	(2,798)	(3,073)
Combined cash costs	97,520	87,443	81,601	68,382	59,499
Add: royalties[1]	11,139	8,598	7,532	5,539	4,519
Add: social contributions[1]	12,358	9,168	7,787	5,177	4,061
Add: sustaining capital and lease payments	11,917	16,654	10,686	11,284	6,336
Combined AISC	132,934	121,863	107,606	90,382	74,415
AISC ($/oz sold)	$1,963	$1,891	$1,641	$1,681	$1,570
AISC Margin	198,677	151,264	121,510	87,169	60,895

1. As presented in the financial statements and notes thereto for the respective periods

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Operating free cash flow and free cash flow after growth and expansion capital

($’000)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Operating cash flows before taxes[1]	184,981	160,462	51,882
Adjusting Items:
Precious metal stream deposit settled (received) [1]	(40,016)	10,000	—
Finance income[1]	(3,383)	(4,353)	(2,336)
Impact of FX on cash and cash equivalents[1]	814	(545)	768
Adjusted operating cash flows before taxes	142,396	165,564	50,314

Less: Income taxes paid[1]	(26,171)	(21,686)	(5,121)
Adjusted net cash provided by operating activities	116,225	143,878	45,193

Less: Sustaining capital	(12,837)	(18,389)	(6,589)
Less: Sustaining lease payments	(561)	(457)	(480)
Cash flow from operations after sustaining capital and income taxes	102,827	125,032	38,124

Less: Growth and expansion capital	(61,251)	(67,735)	(43,010)
Free cash flow after growth and expansion capital	41,576	57,297	(4,886)

1. As presented in the financial statements and notes thereto for the respective periods.

Additions to mineral interests, plant and equipment

($’000)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Sustaining capital
Segovia	11,356	16,197	5,856
Marmato	1,481	2,192	733
Total Sustaining Capital	12,837	18,389	6,589
Non-sustaining capital
Marmato	47,031	43,562	29,661
Segovia	5,454	16,161	6,368
Soto Norte Project and other	3,445	4,885	4,570
Toroparu Project	5,321	3,127	2,411
Total (Growth Capital Investment)	61,251	67,735	43,010
Additions to mining interest, plant and equipment[1]	74,088	86,124	49,599

1. As presented in the financial statements and notes thereto for the respective periods.

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Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
Earnings (loss) before tax[1]	161,672	97,519	76,094	12,258
Add back:
Depreciation and depletion[1]	16,246	16,809	13,459	11,929
Finance income[1]	(3,383)	(4,353)	(2,437)	(3,474)
Interest and accretion[1]	7,408	10,431	9,390	10,833
EBITDA	181,943	120,406	96,506	31,546
Add back:
Share-based compensation[1]	7,602	20,663	9,497	8,136
(Income) loss from equity accounting in investee[1]	—	(14)	—	—
(Gain) loss on financial instruments[1]	1,762	3,058	6,385	50,737
Loss on disposal of mining interest and PPE[1]	—	—	3,200	—
Loss on settlement of deferred revenue[1]	—	4,990	—	—
Other (income) expense[1]	9,177	6,447	1,961	1,090
Foreign exchange (gain) loss[1]	11,590	12,446	13,520	7,224
Adjusted EBITDA	212,074	167,996	131,069	98,733

1. As presented in the financial statements and notes thereto for the respective periods

($000s)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Earnings (loss) before tax[1]	21,220	37,513	13,603	17,904
Add back:
Depreciation and depletion[1]	10,734	9,530	9,019	8,082
Finance income[1]	(2,336)	(1,606)	(1,351)	(1,691)
Interest and accretion[1]	10,037	21,165	6,493	6,496
EBITDA	39,655	66,602	27,764	30,791
Add back:
Share-based compensation[1]	3,784	(483)	2,533	1,373
(Income) loss from equity accounting in investee[1]	14	14	17	2,301
(Gain) loss on financial instruments[1]	16,628	(6,561)	12,842	6,144
Other (income) expense[1]	535	1,116	(428)	2,681
Foreign exchange (gain) loss[1]	5,997	(5,113)	311	(7,211)
Adjusted EBITDA	66,613	55,575	43,039	36,079

1. As presented in the financial statements and notes thereto for the respective periods.

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Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
Basic weighted average shares outstanding[1]	205,967,201	203,245,172	199,171,052	179,836,208
Net earnings (loss)[1]	97,614	50,863	42,011	(16,897)
Add back:
Share-based compensation[1]	7,602	20,663	9,497	8,136
(Income) loss from equity accounting in investee[1]	—	(14)	—	—
(Gain) loss on financial instruments[1]	1,762	3,058	6,385	50,737
Loss on disposal of mining interest and PPE[1]	—	—	3,200	—
Loss on settlement of deferred revenue[1]	—	4,990	—	—
Other (income) expense[1]	9,177	6,447	1,961	1,090
Foreign exchange (gain) loss[1]	11,590	12,446	13,520	7,224
Income tax effect on adjustments	(4,057)	(4,356)	(4,732)	(2,528)
Adjusted net earnings	123,689	94,097	71,842	47,762
Adjusted net earnings per share – basic ($/share)	0.60	0.46	0.36	0.27

1. As presented in the financial statements and notes thereto for the respective periods.

($000s except shares amount)	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Basic weighted average shares outstanding[1]	171,622,649	170,900,890	169,873,924	151,474,859
Net earnings (loss) [1]	2,368	21,687	(2,074)	5,713
Add back:
Share-based compensation[1]	3,784	(483)	2,533	1,373
(Income) loss from equity accounting in investee[1]	14	14	17	2,301
(Gain) loss on financial instruments[1]	16,628	(6,561)	12,842	6,144
Other (income) expense[1]	535	1,116	(428)	2,681
Loss on extinguishment of Senior Notes[1]	—	11,463	—	—
Foreign exchange (gain) loss[1]	5,997	(5,113)	311	(7,211)
Income tax effect on adjustments	(2,099)	2,536	(109)	1,738
Adjusted net earnings	27,227	24,659	13,092	12,739
Adjusted net earnings per share – basic ($/share)	0.16	0.14	0.08	0.08

1. As presented in the financial statements and notes thereto for the respective periods.

Cash Cost and All-in Sustaining Cost

Cash costs per ounce, and all-in sustaining cost per ounce (as calculated in the tables above) are performance measures that reflect all the expenditures that are required to produce and sell an ounce of gold from operations. Management believes that these two measures are useful to market participants in assessing operating performance and the Company's ability to generate cash flow from current operations. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

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Operating Cash Flow and Free Cash Flow after Growth and Expansion Capital

Cash flow from operations after sustaining capital and income taxes is calculated as adjusted net cash provided by operating activities, less sustaining capital and income taxes paid. Free cash flow after growth and expansion capital is calculated by further deducting growth and expansion capital. Management believes these measures are useful to market participants in assessing the Company’s ability to generate cash flow from operations after funding its capital requirements. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Growth and Expansion Capital

Growth and expansion capital represents additions to depletable and non-depletable mineral interests, right of use assets, exploration projects, and plant and equipment that are not sustaining in nature. Management believes this measure is useful to market participants in assessing the level of capital invested to expand operations, develop projects and support future growth separately from capital required to sustain current operations. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures used by other issuers.

EBITDA and Adjusted EBITDA

EBITDA is calculated as earnings before tax, adjusted to add back depreciation and depletion, finance income, and interest and accretion. Adjusted EBITDA is calculated by further excluding items that management does not consider to be reflective of the underlying operating performance. Management believes these measures are useful to market participants in assessing the Company’s operating performance and ability to generate cash flow from operations. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings is calculated as net earnings attributable to owners of the Company, adjusted for items that management does not consider to be reflective of the underlying operating performance of the Company Adjusted net earnings per share is calculated by dividing adjusted net earnings by the basic weighted average number of shares outstanding for the applicable period. Management believes these measures are useful to market participants in assessing the Company’s underlying financial performance and results on a per share basis. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2026 objectives, updates and timing for completion and first gold pour at the Bulk Mining Zone, timing for completion and ramp-up of the Marmato CIP plant, the expected benefit from the Segovia expansion, the Company’s longer-term growth outlook, the timeline for environmental studies for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of gold production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.